BOYER & KETCHAND

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

NINE GREENWAY PLAZA, SUITE 3100

HOUSTON. TEXAS 77046-0904

John R. Boyer, Jr.	(713) 871-2025	jboyer@boyerketchand.com

TELEFAX (713) 871-2024

www.boyerketchand.com

December 27, 2004

VIA FACSIMILE: (202) 942-9531

Securities and Exchange Commission

Division of Corporation Finance

Judicial Plaza

450 Fifth Street

Washington, D.C. 20549-0404

Attention:	Pamela A. Long, Assistant Director
Don Cavern, Accounting Examiner
Jeanne Baker, Accounting Examiner
Matt Franker, Legal Examiner Chris
Edwards, Legal Examiner

Re:	North American Technologies Group, Inc. Preliminary
Schedule	14C filed on November 19, 2004

Form 10-QSB for the period ended September 30, 2004 (File no. 0-16217)

Ladies and Gentlemen:

On behalf of our client, North American Technologies Group, Inc. (“NATK” or the “Company”), we have set forth below the Company’s responses to the Commission’s letter of December 2, 2004 to Mr. Henry W. Sullivan, the chief executive officer of the Company. For ease of reference, we have included below the questions contained in the text of your letter, and the Company’s responses to those questions. We consider all of the responses in this letter to be accounting related, so would appreciate the review of all responses contained herein by Mr. Cavern and Ms. Baker. We have used certain capitalized terms in this letter that are defined in the Preliminary Schedule 14C filed with the Commission on November 19, 2004.

For the reasons stated below, we have not yet filed an amended Preliminary Schedule 14C, or an amended Form 10-QSB for the quarter ended September 30, 2004. Each will be filed as soon as practicable after the Commission’s staff has had an opportunity to review the substance of this letter and the Company and we have an opportunity to discuss the letter with you.

Information Statement — Exchange Agreement

Commission Comment: 1: We note that the Company will issue 43,114 shares of Series CC preferred stock and a warrant to purchase 9,158 shares of Series CC preferred stock in exchange for Sponsor’s option to acquire a 49.9% interest in TieTek LLC, a subsidiary through which you operate virtually all of your business. Tell us what consideration you gave to the requirements to provide all the information required by Item 14 of the Proxy Rules for this transaction. In this regard, the action identified in Item 14(a)(2) of the Proxy Rules relates to an acquisition of securities of another person. In this regard, we note that your Exchange Agreement is for the acquisition of an option to acquire a 49.9% interest in TieTek LLC held by Sponsor. Please provide all the financial information for TieTek LLC required by Item 14(c)(2) of the Proxy Rules.

Response: The Company gave considerable consideration to the requirements of the Proxy Rules to provide all the information required by Items 14 and 12. We believe that the issuance of the Exchange Securities is a unique situation that does not fit neatly under either Item 12 or 14. The Company, its accountants and counsel believe, however, that Item 14(a)(2) of the Proxy Rules was intended to cover a situation where the issuer is acquiring the securities of another person in the context of a conventional acquisition or investment, rather than in the Company’s unique situation where the Company was retiring an option interest in its own wholly owned subsidiary (containing all of its business operations). The Company and its advisors collectively concluded that the issuance of the Exchange Securities was more analogous to situations appropriately covered by Item 12 of the Proxy Rules (the authorization for issuance of securities of the registrant in exchange for its outstanding securities). We believe that disclosure on that basis would be more understandable and meaningful to the Company’s stockholders. In fact, we believe that Item 14(a)(2) disclosure could actually be confusing to our stockholders, since in substance the Company is really acquiring an interest in itself or securities in a subsidiary including all of its business operations, rather than making an acquisition or investment in a third party issuer. For the foregoing reasons, the information statement was written to comply with Item 12, and the Company and its advisors feel that such disclosure is the most informative for the readers (stockholders) of the information.

Consideration for Exchange Securities. The action to be taken as described in the information statement is the authorization of the issuance of the Exchange Securities to Sponsor in exchange for the Sponsor Option and Sponsor’s one Class B membership interest in TieTek LLC. The Sponsor Option was granted under the Regulations of TieTek LLC as the option of Sponsor to acquire up to 499 of the 1000 Class A membership interests in TieTek LLC held by NATK’s wholly owned subsidiary, TieTek Technologies, Inc. The Sponsor Option is not exercisable until February 5, 2006, so represents only a future interest, which NATK has the right under the Regulations to repurchase after it becomes exercisable. The Class B membership interest is not a true equity interest, as it does not entitle Sponsor to vote, receive distributions (liquidating or otherwise) or allocations based on ownership. Sponsor was granted the Class B membership interest primarily so it could enforce its right to elect three individuals to the board of managers of TieTek LLC.

The Sponsor Option and Class B membership interest may be considered to be a security, but it is not a security of another person, since it is the right to acquire a future interest in NATK’s own subsidiary. NATK has only one operating subsidiary, and conducts no operations in the parent company. Therefore, NATK is really exchanging parent company securities for a future interest in its sole operating subsidiary’s securities.

Application of Item 12. It was this analysis that led us to conclude that Item 12 of the Proxy Rules more appropriately applied to this exchange, since the action taken was with respect to the issuance of securities of the registrant in exchange for its own outstanding securities. The information contained under the heading “Summary of the Sponsor Transaction” in the information statement is intended to respond to the requirements of sections (a) through (e) of Item 12.

Section (f) of Item 12 requires the registrant to furnish the financial and other information required by Item 13(a). Because the information required by that item would be virtually identical for the parent company and for its wholly owned subsidiary, we relied on Instruction 1 to Item 13 to assess the materiality of that disclosure to a shareholder. That instruction states that any or all of the information required by the item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. Because information regarding the parent company would be virtually identical to information regarding TieTek LLC, we concluded that it would not be material for the exercise of prudent judgment in the matter to be acted upon. One test of the materiality of information, as stated in Instruction 1, is whether the matter to be acted upon is the authorization or issuance of a material amount of senior securities, in which case it would be deemed material, or of common stock, in which case the information is ordinarily not deemed material. The Series CC Preferred Stock to be issued to Sponsor is virtually identical to common stock since it has no liquidation preference, superior voting right, dividend rate or similar preferences usually found in a preferred class of stock. Because the Exchange Securities to be issued were not senior securities in the usual meaning of that term, we concluded that the guidance offered by Instruction 1 to Item 13 would lead to the conclusion that the information required by Item 13(a) was not material for the exercise of prudent judgment in regard to the matter to be voted upon. The third paragraph and table following it appearing under the heading “Available Information” on the last page of the information statement was designed to address the only change to the financial statements of NATK as a result of the Sponsor Transaction.

If, in the Staff’s examination of the filing and consideration of our position as stated herein, you agree that Item 12, rather than Item 14, more appropriately applies to this transaction, we would be interested in discussing with you what type of financial information, if any, should be contained in the information statement to best inform Company shareholders regarding the Sponsor Transaction. NATK is amenable to including its consolidated financial statements, management’s discussion and analysis, supplementary financial information and similar disclosure as presented in its current Exchange Act filings. A separate disclosure of such information on TieTek LLC alone, however, would be meaningless, since that disclosure would be virtually identical to the disclosure on NATK. A statement that the parent company has only cash, minor investment assets, and no operations, outside of TieTek LLC may be the only relevant disclosure which may be made to shareholders.

We have not amended the information statement contained in the Preliminary Schedule 14C to respond to the Commission’s Comment 1, since we would prefer to discuss with the Staff the type and extent of disclosure which would be most meaningful to shareholders. We also believe that the responses contained in this letter to the Staff’s accounting questions may influence the determination of the disclosure which would be most relevant.

Commission Comment: 2: Tell us how you will account for the Exchange Agreement. Tell us the authoritative literature you relied on.

Response: As stated in the penultimate paragraph of the information statement, the issuance of shares pursuant to the Exchange Agreement should not have any impact on the Company’s financial statements, except for a change in the number of common stock equivalents outstanding. The Sponsor Option is not carried at any value on the balance sheet of the Company, so there will be no effect upon its termination. This position is described further in our response to your Comment 8 below. FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, was relied upon originally to consolidate TieTek, LLC. In following this pronouncement, the Exchange Agreement simply removes the variable interest entity component, based upon this transaction by shareholders and debt holders, for which the Company exchanges preferred shares for the option originally granted.

Information Statement — Incorporated by Reference

Commission Comment: 3: Please include disclosure that you will deliver the reports incorporated by reference to security holders with the information statement.

Response: We will either include disclosure that the reports incorporated by reference are delivered to security holders with the information statement, or include the pertinent information from those reports directly in the information statement. We would prefer to make that determination as a result of discussions with the Staff.

Form 10-Q for the quarter ended September 30, 2004

Note 1 — Business and Basis of Presentation

Commission Comment: 4: Revise your third paragraph to clarify that you revised your financial statements to be in accordance with GAAP, not “in accordance with requests by the Securities and Exchange Commission.” Provide all the disclosures required by paragraph 37 of ABA 20. Ensure that your financial statements are appropriately labeled as restated.

Response: The third paragraph in Note I will be revised per your request, restated earnings per share have been included in accordance with paragraph 37 of APB 20, and the financial statements will be appropriately labeled as restated.

Note 1 — Business and Basis of Presentation and Note 4 — Debt to Tie Investors, LLC

Commission Comment: 5: Expand your discussion of the capital structure of TieTek LLC to further describe your accounting for this entity. In this regard, clarify why TieTek LLC is deemed to be a variable interest entity and why the risk of loss resides principally with NATK. Specifically clarify how Sponsors’ ownership of TieTek LLC’s Class B units is reflected in the consolidated financial statements (i.e. Is there minority interest related to Sponsor’s ownership of the Class B units? If not, why not?).

Response: Capital Structure Revisions. The discussion of the capital structure of TieTek LLC has been expanded in Note 4 — Debt to Tie Investors, LLC to further describe our accounting for this entity by revising the fourth paragraph of that note to read as follows (new language in italics):

“The capital structure and management of TieTek LLC is governed by TieTek LLC’s Regulations. Under the Regulations, the authorized capital structure of TieTek LLC consisted of 1000 Class A Membership Interests (“Class A”) and one Class B Membership Interest (“Class B”), all of which were issued. All of the Class A units were owned by NATK and all of the Class B units were owned by Sponsor. The Class B unit carries no voting, liquidation, distribution or allocation rights, so does not represent an equity interest in TieTek LLC. Under the Regulations, Sponsor is entitled to elect three members of the board of managers and to receive as a service fee certain funds from TieTek LLC. In the event the Sponsor Option was exercised, NATK would be required to transfer 499 of the Class A units to Sponsor, resulting in Sponsor owning 49.9% of the Class A units. The Sponsor Option was exercisable at any time between February 5, 2006 and February 5, 2011. Upon exercise of the Sponsor Option, the Class B unit would have been cancelled. Because it is considered a variable interest entity, the financial statements of TieTek LLC are consolidated with those of the Company.

Variable Interest Entity Revisions. We have revised the fourth paragraph of Note 1, Business and Basis of Presentation, to describe the reason why TieTek LLC is deemed to be a variable interest entity and why the risk of loss resides principally with NATK by creating a new paragraph with the following disclosure:

“Also in 2004, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No 46R, “Consolidation of Variable Interest Entities” (FIN 46R). As a result of completing the Tie Investors, LLC financing in February 2004, the newly formed TieTek LLC is considered a variable interest entity because TieTek LLC has equity at risk that is not sufficient to permit the entity to finance its activities without additional support. The Company, through its 100% owned subsidiary, owns 100% of the Class A membership interests of TieTek LLC. Sponsor owns a single Class B membership interest, which entitles it to elect a majority of the board of managers, but does not entitle it to other rights to vote or upon liquidation, distribution or allocation (except certain contractual rights specifically provided therein). The risk of loss resides principally with NATK because TieTek LLC’s loan outstanding to Sponsor is collateralized by the majority of its assets. If loan payments were not made, the assets of TieTek LLC would belong to Sponsor, and therefore NATK would lose its investment in TieTek LLC. Based on this scenario and paragraph 14 of the FASB Interpretation No. 46R, we believe that NATK bears the risk of loss and it is appropriate to consolidate TieTek LLC. Sponsor does not bear the risk of loss as it has a senior debt position in TieTek LLC. Therefore, the Company will continue to consolidate its financial statements with those of TieTek LLC (see Note 4). ”

Class B Unit. Except as noted above, no other change has been made in Note 1 or 4 as to why Sponsors’ ownership of TieTek LLC’s Class B unit is not reflected in the consolidated financial statements. As explained in our response to Commission comment 8, there is no minority interest related to Sponsor’s ownership of the Class B unit since that membership interest is not an equity interest in TieTek LLC, but simply represents a right to elect three persons to the board of managers. There is no minority interest related to Sponsor’s ownership position, as their equity interest represented, one percent, is not material.

Commission Comment: 6: We note that TieTek has not made the required interest payment on the Debt to Tie Investors LLC since the second quarter and is in technical default. Given that you are in default, tell us why you continue to classify the debt as long term. Refer to SFAS 78. If appropriate, provide additional information to clarify the appropriateness of the long-term classification.

Response: In accordance with SFAS 78, a callable obligation is classified as a current liability unless the creditor has cured the violation after the balance sheet date and the obligation is not callable at the time the financial statements are issued. The Company, on December 10, 2004, TieTek LLC made the interest payment to Tie Investors LLC, so the creditor lost the right to demand repayment. Therefore, there is no requirement under SFAS 78 to reclassify the debt as short term, and it is properly classified as long term at September 30, 2004.

Note 5 – Stockholders’ Equity

Commission Comment: 7: Clarify the nature of the $395,709 other offering costs reflected within your cash flows from financing activities for the nine months ended September 30, 2004. Does this relate to the warrants issued in connection with your Series AA preferred stock transactions? In this regard, clarify the fair value assigned to such warrants.

Response: These offering costs do not relate to the issuance of warrants with the Series AA preferred stock, but instead relate to the SB-2 registration statement that the Company filed and was under review by the Commission, and to the $14,000,000 loan for TieTek LLC. The fair value assigned to the warrants was determined to be $0.00 for the Series AA preferred stock.

Commission Comment: 8: Clarify how you determined what value, if any, should be assigned to the option issued to Sponsor to acquire 49.9% of TieTek LLC for $5 million.

Response: The Company determined that no value should be assigned to the Sponsor Option because the Company received no economic benefit or value for the Sponsor Option. The Sponsor Option was granted as a condition of the loan agreement. The loan agreement was accounted for in the financial statements both on the balance sheet and in the footnote disclosures. The only way the Company would receive any value from the issuance of the Sponsor Option is if it were exercised at some point in the future prior to expiration. Since the Sponsor Option was not exercisable until February 5, 2006, there was no guarantee that it would be exercised, and the exercise price of $5 million was reduced over time by all amounts paid by TieTek LLC under the Royalty Agreements (with an exercise price of zero being a realistic result), the Company determined that the Sponsor Option had no present value.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned, John W. Menke or Rita J. Leader at (713) 871-2025 if you desire additional information with respect to, or have any questions regarding, the matters set forth herein.

Very truly yours,

John R. Boyer, Jr.

CC:	Henry W. Sullivan

Joseph W. Autem

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